Interline Brands, Inc.

701 San Marco Boulevard

Jacksonville, Florida 32207

December 4, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-7010

Interline Brands, Inc.

Registration Statement on Form S-3 (File No. 333-162340)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3, as amended (the “Registration Statement”) relating to the registration of up to $350,000,000 aggregate initial offering price of (i) common stock, preferred stock, depositary shares, debt securities, warrants, rights, guarantees, purchase contracts and units of Interline Brands, Inc., a Delaware corporation (the “Company”); (ii) debt securities and guarantees of Interline Brands, Inc., a New Jersey corporation (“Interline New Jersey”) and (iii) guarantees of certain subsidiaries of the Company named as guarantors in the Registration Statement (the “Guarantors”) be accelerated to December 8, 2009 at 2:00 p.m. E.S.T. or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•                       should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

•                       the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                       the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  If you have any questions regarding the foregoing, please contact the undersigned at (904) 421-1471.

Very truly yours,

By:	/s/ MICHAEL AGLIATA
Michael Agliata, Esq.
Vice President, General Counsel & Secretary
Attorney-in-Fact